Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Provides Q3 2026 Update and Highlights First Full Quarter of Construction Execution at the Matawinie Mine

Highlights

●	Construction at the Matawinie Mine has been advancing as planned and remains within the overall budget, with activities in the third quarter ranging from civil works to structural concrete foundations, infrastructure excavation and backfill, the continued advancement of detailed engineering and procurement of key equipment and construction packages.

●	NMG continues to advance the remaining steps toward financial close of the senior debt facilities for the Matawinie Mine which is expected in the upcoming weeks.

●	In October, the Company completed the first instalment of the required financial guarantee through the placement of a surety bond following the approval of the mine’s Closure Plan in Q2 2026 and it obtained the mining lease for the Matawinie Mine from Québec’s Ministry of Natural Resources and Forests.

●	NMG is continuing the advancement of engineering and optimization activities and the ongoing work with the various stakeholders in view of a targeted Final Investment Decision (FID) in the upcoming months for the 13ktpy Bécancour Battery Material Plant.

●	The Company appointed in October Mr. Lapo Pistelli, Director of Energy Transition Minerals Solutions at Eni, to its Board of Directors.

●	The Company announced the development, in collaboration with a research team from McGill University, of a low-carbon-footprint anode material coating process which, together with its ongoing investments in R&D, reflects its commitment to continuously improving its processes and products in order to deliver an ever-stronger value proposition to its present and future customers.

●	Operational discipline, with no major environmental incidents, a 12-month rolling Total Recordable Injury Frequency Rate (TRIFR) of 0 for the Company’s employees and 5.78 for active contractors at the Matawinie Mine construction site as of September 30, 2026. This represents a combined TRIFR of 1.47.

MONTRÉAL, CANADA, November 12, 2026 - Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE : NMG, TSX : NOU) provides a quarterly update on its financial and operational performance and strategic progress for the third quarter ended September 30, 2026. This period was defined by the continued advancement of the Company’s cornerstone projects: the Matawinie Mine and the 13ktpy Bécancour Battery Material Plant. Construction activities at the Matawinie Mine progressed as planned and within the overall project budget, while required activities in support of a FID targeted in the upcoming months continued to advance for the 13ktpy Bécancour Battery Material plant.

“The third quarter was about disciplined execution and steady progress across key areas of our business,” said Eric Desaulniers, NMG Founder, President and Chief Executive Officer. “At the Matawinie Mine, our teams continued to translate plans into infrastructure on the ground, while maintaining our focus on schedule, cost control and responsible project delivery. In parallel, working closely with our partners, we continued to advance the work required to support a targeted FID for our 13ktpy Bécancour Battery Material Plant in the upcoming months. Beyond project development, we continued to strengthen the capabilities and relationships that will support NMG over the long term, from applied innovation to our strengthening collaboration with Eni with the addition of one of their representatives to our Board. We remain focused on delivering each step with rigour and building a strong foundation for the integrated graphite platform we are developing in Québec, Canada.”

Matawinie Mine (Phase 2)

August 2026	November 2026

In the third quarter, construction activities continued to progress as planned and remained within the overall budget, with C$67 million incurred in project expenditures as of September 30, 2026.

The Company reports close to 71,000 on-site construction and engineering hours worked over the third quarter. Construction activities included:

•	Concrete pours for building and mineral processing equipment foundations;
•	Excavation and backfill of infrastructure at the industrial platform;
•	Excavation of water control structures;
•	Backfill of material into the overburden and organic stockpiles;
•	Ongoing permit/authorization applications for the construction managed in line with the project execution schedule;
•	Continued advancement of detailed engineering and procurement of key equipment and construction packages.

Furthermore, NMG continues to advance the remaining steps toward financial close of the senior debt facilities which is expected in the upcoming weeks.

In October, the Company obtained mining lease no. 1057 for its Matawinie Mine from Québec’s Ministry of Natural Resources and Forests. The mining lease grants the Company the right to mine the graphite deposit and marks a major regulatory milestone for the project. This milestone follows several years of environmental, social and regulatory processes and reflects NMG’s commitment to developing the Matawinie Mine according to high standards of environmental performance and sustainable development.

In addition, following the approval of the Closure Plan for the Matawinie Mine in the second quarter, the first instalment of the required financial guarantee was completed in October through the placement of a surety bond.

Planned key construction activities in the fourth quarter include:

•	Continued advancement of civil and concrete works, with focus on maximizing concrete placement prior to the winter period;
•	Advancement of awards for construction and equipment packages required in 2027;
•	Continued progress in detailed engineering to support tender and construction needs.

13ktpy Bécancour Battery Material Plant

In the third quarter, the Company continued to advance the required technical, commercial and financing activities supporting a FID targeted in the upcoming months.

Key activities during this period included:

•	The advancement into the detailed engineering phase to refine and optimize the process design;
•	Ongoing due diligence activities with partners;
•	The continued advancement of optimization activities; and
•	The ongoing collaboration with Panasonic Energy to ensure the plant design meets their key requirements and expectations.

In addition, Panasonic Energy has reiterated its intent to support this project, which may entail an equity investment by Panasonic at the FID of the 13ktpy Bécancour Battery Material Plant, in line with their initial investment in 2024.

Planned key activities in the fourth quarter include further advancement of the above-mentioned activities as well as the continued optimization of capital structure and negotiations of major contracts for the production equipment and for the construction.

In parallel, NMG also continues various workstreams to develop Additional Battery Material Plants of active anode material and/or advanced graphite materials production that could be developed on its existing 200,000 m² adjacent greenfield or other strategically positioned sites either in North America or in Europe.

Commercial Strategy and Value Creation

NMG has established a diversified commercial foundation across key graphite markets through binding offtake agreements with Panasonic Energy for the lithium-ion battery market, Traxys for the refractory market, and the Government of Canada for specialized graphite applications. These agreements, representing approximately 70% of the Matawinie Mine production, provide commercial visibility across large-volume and specialized markets and validate the relevance of NMG’s planned product portfolio. In addition, the Company continues to advance its commercialization strategy and is actively engaged with other tier-1 potential customers interested in the remaining volume of NMG’s Phase 2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications.

Building on this foundation, NMG’s strategy is focused on maximizing the value generated from its planned graphite production through the development of additional value-added opportunities. Potential avenues include additional active anode material capacity and the valorization of by-products and tailings. The execution of these initiatives could enable NMG to capture additional value across its production base, diversify its sources of potential revenue and progressively expand its earnings-generating capacity.

In the immediate near-term, NMG remains focused on the disciplined and rigorous execution of the construction of the Matawinie Mine and on advancing the remaining activities in support of a targeted FID for the 13ktpy Bécancour Battery Material Plant project, while continuing to work closely with its partners and stakeholders to advance these priorities.

To consult NMG's Management Discussion and Analysis for the nine-month period ended September 30, 2026, visit: [https://nmg.com/wp-content/uploads/2026/11/MDA-Q3-2026-ENG-VF.pdf]

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com.

Contact Media Juliana Salaun Director, communications and public relations jsalaun@nmg.com	Investors Marc Jasmin Director, Investor relations +1-450-757-8905 #993 mjasmin@nmg.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction, commissioning and ramp-up of the Matawinie Mine, the completion and timing of the financial close of the committed senior debt facilities for the Matawinie Mine, including the satisfaction of applicable conditions precedent, the expected benefits associated with the mining lease for the Matawinie Mine and the Company’s ability to comply with the terms of the lease, the implementation of the Matawinie Mine closure plan including the posting of financial guarantees associated therewith, the completion and timing of a FID for the 13ktpy Bécancour Battery Material Plant, the ability to obtain sufficient financing for the development of the 13ktpy Bécancour Battery Material Plant on favorable terms, the potential participation of strategic partners or investors including Panasonic Energy in connection with the financing of the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of Additional Battery Material Plants, the Company’s commercialization strategy and ability to secure additional customer commitments, the development and commercialization of the low-carbon-footprint anode material coating process and other technological innovations, the Company’s development activities and product plans, market trends, the results of the 2026 Class 3 AACE Project Cost Estimate for the 13ktpy Bécancour Battery Material Plant, the Company’s ability to develop and operate an integrated graphite value chain and establish itself as a strategic supplier of advanced graphite materials and any information as to future plans and outlook for the Company are or involve forward-looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are further subject to risks and uncertainties relating to the Company’s ability to achieve the financial close of the Matawinie Mine debt financing on a timely basis or at all, satisfy conditions precedent under its financing arrangements, execute construction activities in accordance with planned schedules and budgets, manage inflationary pressures and labor availability, comply with the mining lease and other permits and authorizations, maintain the financial guarantees required under the Matawinie Mine closure plan, obtain an FID for the 13ktpy Bécancour Battery Material Plant on the anticipated timeline or at all, secure sufficient financing, perform its obligations under existing commercial agreements, maintain its commercial relationships and secure additional customer commitments, successfully develop, scale and commercialize new technologies and advance the development of Additional Battery Material Plants.

Such risks, uncertainties and other factors include, but are not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, risks inherent in new mining operations, risks inherent in mineral exploration and development activities, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables, competition and market risks, pricing pressures, other risks of the mining industry, the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR  (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this press release, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company is available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov) and on the Company’s website (www.NMG.com).